EXHIBIT
                                                                        -------
TEVECAP S.A.

FINANCIAL STATEMENTS TOGETHER WITH
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





December 31, 2000 and 1999

Report of Independent Public Accountants

(Translation of the report originally issued in Portuguese.
See Note 26 to the financial statements.)

To the Management and Stockholders of

Tevecap S.A.:


(1) We have audited the individual (Company) and consolidated balance sheets of TEVECAP S.A. (a Brazilian corporation) and subsidiaries as of December 31, 2000 and 1999, and the related statements of income, changes in stockholders' equity, and changes in financial position for the years then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements. The financial statements as of December 31, 2000 and 1999 of the affiliated company Canbras TVA Cabo Ltda. were audited by other independent public accountants who issued an unqualified report thereon dated January 15, 2001. This investment generated an equity loss in the affiliate in the amount of R$5,554,000 for the year ended December 31, 2000 (R$7,927,000 in 1999). Accordingly, our opinion insofar as it relates to the amounts of the investment and equity results in this affiliated company is based upon the report of the other auditors.

(2) Our audits were conducted in accordance with auditing standards in Brazil and comprised:
(a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

(3) In our opinion, based on our audits and on the report of the other independent public accountants referred to above, the financial statements referred to in paragraph (1) present fairly, in all material respects, the individual and consolidated financial positions of Tevecap S.A. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations, the changes in stockholders' equity, and the changes in their financial positions for the years then ended in accordance with accounting practices emanating from Brazilian corporate law.

Sao Paulo, February 16, 2001

ARTHUR ANDERSEN S/C



Marco Antonio Brandao Simurro
Engagement Partner

                                  TEVECAP S.A.


                   BALANCE SHEETS--DECEMBER 31, 2000 AND 1999

                        (In thousands of Brazilian reais)

                   (Translation of the original in Portuguese)



                                   A S S E T S

                                                           Company             Consolidated
                                                           -------             ------------
                                                     2000        1999        2000        1999
                                                     ----        ----        ----        ----
CURRENT ASSETS:
    Cash and banks                                      50          20       3,144       3,481
    Accounts receivable                               --          --        15,128      13,528
    Inventories                                       --          --        18,918      13,117
    Film exhibition rights                            --          --          --         2,286
    Accounts receivable - affiliated companies       1,315       1,209         353         245
    Recoverable taxes                                  652         670       1,566       2,229
    Prepaid expenses                                 1,524       2,254       2,970       3,802
    Escrow deposits                                   --          --          --         1,488
    Accounts receivable - Multithematiques            --          --         7,892        --
    Accounts receivable - Galaxy Brasil Ltda         2,511       3,671       4,391       4,851
    Notes receivable                                  --          --        54,252        --
    Other receivables                                   34         198       6,892       4,791
                                                 ---------   ---------   ---------   ---------
              Total current assets                   6,086       8,022     115,506      49,818
                                                 ---------   ---------   ---------   ---------
NONCURRENT ASSETS:
    Loans to and receivables from subsidiaries
       and affiliates                              115,001      94,963      60,384      36,786
    Advances for future capital increase in
       affiliated companies and subsidiaries       659,371     596,013           2           2
    Escrow deposits                                   --          --        15,964       3,726
    Prepaid expenses                                   665         905         665         905
    Dividends receivable                           113,858     160,000        --          --
    Notes receivable                                  --        45,621        --        45,621
                                                 ---------   ---------   ---------   ---------
              Total noncurrent assets              888,895     897,502      77,015      87,040
                                                 ---------   ---------   ---------   ---------
PERMANENT ASSETS:
    Property and equipment                               4           7     287,673     284,898
    Investments                                    330,321     181,756          12       3,866
    Goodwill on investments                           --          --        23,108      27,846
    Deferred charges                                  --          --        59,433      72,784
                                                 ---------   ---------   ---------   ---------
              Total permanent assets               330,325     181,763     370,226     389,394
                                                 ---------   ---------   ---------   ---------
              Total assets                       1,225,306   1,087,287     562,747     526,252
                                                 =========   =========   =========   =========


                     The accompanying notes are an integral
                          part of these balance sheets.

                                  TEVECAP S.A.


                   BALANCE SHEETS--DECEMBER 31, 2000 AND 1999

                        (In thousands of Brazilian reais)

                   (Translation of the original in Portuguese)



                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                              Company                   Consolidated
                                                              -------                   ------------
                                                         2000          1999          2000          1999
                                                         ----          ----          ----          ----
CURRENT LIABILITIES:
    Loans and financing                                 80,622        29,853        64,668        15,074
    Trade accounts payable - films and
       licensing                                          --            --          10,017        15,584
    Other trade accounts payable                         1,027         1,444        17,601        15,503
    Salaries and payroll charges                          --            --           4,811         4,258
    Taxes payable                                        2,766         2,830         6,805        10,669
    Tax Recovery Program - REFIS                           866          --           3,870          --
    Advances                                              --            --             493         1,678
    Other accounts payable                                 281           235         3,302         3,549
                                                    ----------    ----------    ----------    ----------
              Total current liabilities                 85,562        34,362       111,567        66,315
                                                    ----------    ----------    ----------    ----------
LONG-TERM LIABILITIES:
    Loans from subsidiaries and affiliates             296,711       242,407       273,573       243,614
    Loans and financing                                488,850       447,250        97,165       102,846
    Reserve for losses on subsidiaries'
       operations                                      329,304       288,082        14,022         8,468
    Taxes                                               13,166        11,268        35,456        40,744
    Tax Recovery Program - REFIS                         3,392          --          22,167          --
    Reserve for contingencies                             --            --           4,980         4,325
                                                    ----------    ----------    ----------    ----------
              Total long-term liabilities            1,131,423       989,007       447,363       399,997
                                                    ----------    ----------    ----------    ----------
MINORITY INTEREST                                         --            --          (4,504)       (3,978)
                                                    ----------    ----------    ----------    ----------
STOCKHOLDERS' EQUITY:
    Capital                                            478,741       478,741       478,741       478,741
    Revaluation reserve                                 31,394        35,689        31,394        35,689
    Accumulated deficit                               (501,814)     (450,512)     (501,814)     (450,512)
                                                    ----------    ----------    ----------    ----------
              Total stockholders' equity                 8,321        63,918         8,321        63,918
                                                    ----------    ----------    ----------    ----------
              Total liabilities and stockholders'
                  equity                             1,225,306     1,087,287       562,747       526,252
                                                    ==========    ==========    ==========    ==========


                     The accompanying notes are an integral
                          part of these balance sheets.

                                  TEVECAP S.A.


                              STATEMENTS OF INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

          (In thousands of Brazilian reais, except for per share data)

                   (Translation of the original in Portuguese)


                                                  Company              Consolidated
                                                  -------              ------------
                                             2000        1999        2000        1999
                                             ----        ----        ----        ----
GROSS REVENUE:
    Monthly subscriptions                      --          --       188,888     171,886
    Hook up fee                                --          --         1,745       3,399
    Advertising                                --          --         5,082       2,900
    Additional revenues                        --          --        31,514      41,467
    Taxes                                      --          --       (24,672)    (22,973)
                                           --------    --------    --------    --------
                                               --          --       202,557     196,679
COST OF SERVICES                               --          --      (105,478)    (94,630)
                                           --------    --------    --------    --------
GROSS PROFIT                                   --          --        97,079     102,049

OPERATING EXPENSES:
    Selling                                    --          --        11,143      15,100
    Administrative                            2,160       2,037      51,011      41,645
    Depreciation and amortization              --          --        67,019      66,535
    Goodwill amortization                      --          --         4,737       4,737

EQUITY IN RESULTS OF SUBSIDIARIES AND
    AFFILIATES                              154,534     308,323        --          (988)

PROVISION FOR LOSSES ON SUBSIDIARIES'
    OPERATIONS                              (47,192)   (259,596)     (5,554)   (138,030)
                                           --------    --------    --------    --------
INCOME (LOSS) FROM OPERATIONS BEFORE NET
    FINANCIAL EXPENSES                      105,182      46,690     (42,385)   (164,986)

FINANCIAL EXPENSES, NET                    (153,309)   (251,427)    (81,903)   (215,266)
                                           --------    --------    --------    --------
LOSS FROM OPERATIONS                        (48,127)   (204,737)   (124,288)   (380,252)

NONOPERATING INCOME (EXPENSES), NET          (3,065)    210,190      73,104     382,826
                                           --------    --------    --------    --------
INCOME (LOSS) BEFORE INCOME TAX             (51,192)      5,453     (51,184)      2,574
    Provision for income tax                 (4,405)       --        (4,939)       (195)
                                           --------    --------    --------    --------
INCOME (LOSS) BEFORE MINORITY INTEREST      (55,597)      5,453     (56,123)      2,379
    Minority interest                          --          --           526       3,074
                                           --------    --------    --------    --------
NET INCOME (LOSS)                           (55,597)      5,453     (55,597)      5,453
                                           ========    ========    ========    ========
EARNINGS (LOSS) PER SHARE - R$              (0.2456)     0.0241
                                           ========    ========
BOOK VALUE PER SHARE - R$                    0.0368      0.2824
                                           ========    ========


                     The accompanying notes are an integral
                            part of these statements.

                                  TEVECAP S.A.


                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                        (In thousands of Brazilian reais)

                   (Translation of the original in Portuguese)

                                                                  Revaluation                    Total
                                                                    reserve     Accumulated   stockholders'
                                                     Capital     in subsidiary    deficit        equity
                                                     -------     -------------    -------        ------

BALANCES DECEMBER 31, 1998                            478,741         --        (455,965)       22,776

Net income                                               --           --           5,453         5,453

Revaluation reserve in subsidiary                        --         35,689          --          35,689
                                                     --------     --------      --------      --------
BALANCES DECEMBER 31, 1999                            478,741       35,689      (450,512)       63,918

Net loss                                                 --           --         (55,597)      (55,597)

Realization of revaluation reserve in subsidiary         --         (4,295)        4,295          --
                                                     --------     --------      --------      --------
BALANCES DECEMBER 31, 2000                            478,741       31,394      (501,814)        8,321
                                                     ========     ========      ========      ========



        The accompanying notes are an integral part of these statements.

                                  TEVECAP S.A.


                   STATEMENTS OF CHANGES IN FINANCIAL POSITION

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                        (In thousands of Brazilian reais)

                   (Translation of the original in Portuguese)


                                                            Company              Consolidated
                                                            -------              ------------
                                                        2000        1999        2000      1999
                                                        ----        ----        ----      ----
SOURCES OF FUNDS:
    Provided by operations                               --         7,730      80,849    418,439
    Loans from affiliated companies                    73,061     119,852      48,718    109,744
    Decrease in noncurrent assets                     162,929      50,583      17,502     27,280
    Write-off of noncurrent prepaid expenses              240       6,665         240      6,665
    Transfer of taxes from current to long-term         5,290        --        16,891     21,915
    Transfer from noncurrent to current assets           --          --        45,621      1,488
                                                     --------    --------    --------   --------
              Total sources                           241,520     184,830     209,821    585,531
                                                     --------    --------    --------   --------
USES OF FUNDS:
    Used in operations                                 76,355        --          --         --
    Additions-
       Property and equipment                            --          --        52,673     38,096
       Deferred charges                                  --          --            23        524
    Investments                                             1      10,343           1      4,245
    Noncurrent assets                                 145,282     172,229      49,792     50,024
    Payment of loans from parent company               73,018      30,160      73,020     20,146
    Payment of loans and financing                       --          --          --      242,855
    Decrease in long-term reserves                       --          --          --          132
    Transfer of loans and financing from long-term
      to current                                         --          --        13,876      5,400
                                                     --------    --------    --------   --------
              Total uses                              294,656     212,732     189,385    361,422
                                                     --------    --------    --------   --------
INCREASE (DECREASE) IN WORKING  CAPITAL               (53,136)    (27,902)     20,436    224,109
                                                     ========    ========    ========   ========




                                                            Company             Consolidated
                                                            -------             ------------
                                                        2000       1999        2000        1999
                                                        ----       ----        ----        ----
REPRESENTED BY:
    Current assets-
       At end of year                                   6,086       8,022     115,506      49,818
       At beginning of year                             8,022       6,327      49,818      97,186
                                                     --------    --------    --------    --------
                                                       (1,936)      1,695      65,688     (47,368)
    Current liabilities-
       At end of year                                  85,562      34,362     111,567      66,315
       At beginning of year                            34,362       4,765      66,315     337,792
                                                     --------    --------    --------    --------
                                                       51,200      29,597      45,252    (271,477)
                                                     --------    --------    --------    --------
INCREASE (DECREASE) IN WORKING CAPITAL                (53,136)    (27,902)     20,436     224,109
                                                     ========    ========    ========    ========
FUNDS PROVIDED BY (USED IN) OPERATIONS:
       Net income (loss)                              (55,597)      5,453     (55,597)      5,453
       Items not affecting working capital-
           Depreciation and amortization                    3           3      67,019      66,535
           Disposal of permanent assets, net             --          --           108     105,120
           Goodwill amortization                         --          --         4,737       4,737
           Equity in results of subsidiaries and
              affiliated companies                   (154,534)   (308,323)       --           988
           Provision for losses on subsidiaries'
              operations                               47,192     259,596       5,554     138,030
           Net monetary variations applicable to
              long-term items                          86,581     191,461      58,911      79,513
           Increase in long-term reserves                --        10,021         643      12,955
           Reversal through write-off of provision
              for losses on subsidiaries'
              operations/disposal of investments         --      (150,481)       --         8,182
           Minority interest                             --          --          (526)     (3,074)
                                                     --------    --------    --------    --------
              Total funds provided by (used in)
                  operations                          (76,355)      7,730      80,849     418,439
                                                     ========    ========    ========    ========




                     The accompanying notes are an integral
                            part of these statements.

                                  TEVECAP S.A.


                        NOTES TO THE FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2000 AND 1999

      (Amounts in thousands of Brazilian reais, unless otherwise indicated)


                   (Translation of the original in Portuguese)


1. OPERATIONS

The Company and its subsidiaries are principally engaged in the production, purchase, licensing, distribution, import and export of own or third-party television programing; providing other services related to systems for transmission, reception and distribution of signals and television programs; advertising and publicity; and equity in the capital of other companies, especially those related to the communications area.

2. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements (Company and consolidated) were prepared on the basis of accounting practices emanating from corporate law in Brazil and supplementary regulations, as described in Note 3.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities as of the financial statement dates, and the reported amounts of revenues and expenses during the reporting periods. Since management's judgement involves making estimates concerning the likelihood of future events, actual results could differ from the estimates.

3. SIGNIFICANT ACCOUNTING PRACTICES

3.1. The principal accounting practices applied in the preparation of the financial statements are as follows:

     a. Temporary cash investments are stated at cost, plus income earned to the balance sheet date.

     b. Accounts receivable from customers are represented by billings for subscriptions, connection fees, advertising and sale of programing.

     c. The allowance for doubtful accounts is established on the basis of receivables past due for more than 90 days and upon cancellation of subscriptions, and is considered sufficient to cover losses incurred in the realization of such receivables.

     d. Inventories are stated at average cost and, when applicable, net of a reserve to reflect replacement cost or net realizable value.

     e. Film exhibition rights are stated at the cost of the respective contracts. Costs of contracts with film producers and programing licensing are recorded in income when the films and/or programs are exhibited.

     f.   Escrow   deposits,   as  well  as  taxes   payable  and  reserves  for
          contingencies mentioned in Notes 14 and 15 are monetarily restated based on official indices established for this purpose.

     g. Property and equipment are stated at cost, monetarily restated through December 31, 1995, plus a partial revaluation, less depreciation calculated using the straight-line method at the rates indicated in
          Note 11, based on the useful lives of the assets and, when applicable, net of a reserve for equipment losses.

     h.   Investments in subsidiaries are carried under the equity method.

     i. Goodwill on investments represents the excess amount paid over the book value of the net assets on the date of their acquisition. Amortization is computed by the straight-line method, principally based on the estimated future profitability of the investments, over periods not exceeding ten years.

     j. Deferred costs consist primarily of costs of films, depreciation of equipment and financial expenses, deferred based on the proportion, in percentage terms, of the actual number of subscribers to the estimated number of subscribers for determining the break-even point of the operation. Once the break-even point was reached, these deferred costs and expenses are amortized on the straight-line method, based on the same period used to depreciate transmission equipment, estimated at ten years, and charged to income.

     k. Other balance sheet accounts are monetarily updated when subject to indexation or exchange rate variation.

     l. Earnings (Loss) and book value per share are calculated on the basis of the number of shares outstanding at yearend.

     m.   Statements of income:

          o Revenues from advertising and costs of commercial production and programing are recognized in income upon the broadcasting of the commercials.

          o Revenues from cable television subscriptions are accounted for on the accrual basis. Costs of films and licensing are recognized in income based on the related revenues.

          o Revenues from connection fees are recorded on the date the equipment is installed at the subscribers' household. Direct selling expenses are recognized in income when incurred and installation costs are capitalized and amortized over the average period the Company estimates the subscribers will remain connected.

3.2. Consolidated Financial Statements

The consolidated financial statements, prepared in conformity with CVM (Brazilian Securities Commission) Instruction No. 247/96 of March 27, 1996, include the accounts of the Company and the following subsidiaries:

                                                             Ownership
                                                            interest (%)
                                                            ------------
                                                          2000     1999
                                                          ----     ----

TVA Communications Ltd.                                  100.00   100.00   (d)
TVA Communications Aruba N.V.                            100.00   100.00   (c)
Ype Radio e Televisao Ltda.                              100.00   100.00   (b)
TVA Inc.                                                 100.00     --     (c)
TVA Sistema de Televisao S.A.                             98.00    98.00   (b)
TVA Sistema de Televisao de Porto Alegre S.A.            100.00   100.00   (b)
Rede Ajato Ltda.                                         100.00   100.00   (d)
Comercial Cabo TV Sao Paulo Ltda.                        100.00   100.00   (b)
TVAPar S.A.                                              100.00   100.00
TVA Overseas Ltd.                                        100.00     --     (d)
TVA Channels Ltda.                                       100.00   100.00   (c)
TVA Programadora Ltda.                                   100.00   100.00   (d)
TVA Distribuidora S.A.                                   100.00   100.00   (d)
CCS Camboriu Cable System de Telecomunicacoes Ltda.       51.60    51.60   (a)
TVA Sul Parana Ltda.                                      86.00    86.00   (b)


(a) Indirect interest through TVA Sul Parana Ltda.

(b) Indirect interest through TVA Distribuidora S.A.

(c) Indirect interest through TVA Programadora Ltda.

(d) Direct subsidiary (see Note 8).

Investments in subsidiaries, equity method results, reserve for losses on subsidiaries' operations, and receivables and payables resulting from intercompany transactions are eliminated either totally or in proportion to the Company's interest, when applicable.

Minority interest is calculated based on the minority interest percentage in stockholders' equity of the respective company and disclosed separately in the consolidated financial statements.

4. ACCOUNTS RECEIVABLE

                                          Consolidated
                                          ------------
                                       2000         1999
                                       ----         ----
Subscription and connection fees      22,231       25,717
Advertising and programing             3,354        3,646
Barters                                4,362        3,391
Other accounts receivable                 32        1,115
                                     -------      -------
                                      29,979       33,869
Allowance for doubtful accounts      (14,851)     (20,341)
                                     -------      -------
                                      15,128       13,528
                                     =======      =======

5. INVENTORIES

                                         Consolidated
                                         ------------
                                       2000         1999
                                       ----         ----
Consumable material                   20,579       13,741
Imports in transit                       443        1,103
                                     -------      -------
                                      21,022       14,844
Reserve for obsolescence and
    reduction to market value         (2,104)      (1,727
                                     -------      -------
                                      18,918       13,117
                                     =======      =======


6. ACCOUNTS RECEIVABLE - MULTITHEMATIQUES

On November 24, 2000, the "Eurochannel" channel was sold to Multithematiques for approximately R$15,800, to be received in installments. The balance as of December 31, 2000 was R$7,892. The cost of this transaction is represented by the films owned by the Company.

7. NOTES RECEIVABLE

As part of the payment for the sale of the Company's interest in Galaxy Brasil Ltda. and TVA Banda C Ltda., the Company received a promissory note from Galaxy Latin America L.L.C., in the amount of R$49,863, equivalent to US$25,500,000, maturing on July 28, 2001, subject to interest at LIBID, plus exchange variation; as of December 31, 2000, these charges amounted to R$4,389. As mentioned in Note 13.b., the aforementioned promissory note was partially pledged in guarantee of transactions with certificates issued in the international market.

8. INVESTMENTS


The Company's direct investments in subsidiaries as of December 31, 2000 are presented as follows:

                                                                             Number (in
                                                Stockholders'                thousands)                Provision
                                     Ownership     equity      Net income    of common    Equity in  for losses on
                           Capital    interest (deficiency in  (loss) for    shares or     income     subsidiaries'
    Subsidiaries            stock        (%)     net assets)    the year      quotas       (loss)     operations
    ------------            -----        ---     -----------    --------      ------       ------     ----------
TVA Distribuidora S.A.     71,768        100     (305,631)      (24,978)       71,768         --        (24,978)
TVA Communications Ltd.    36,871        100      266,455        84,698        36,871       84,698         --
TVA Programadora Ltda.     12,117        100       63,867        69,836        12,117       69,836         --
Rede Ajato Ltda.            1,958        100      (17,168)      (15,709)        1,958         --        (15,709)
TVA Overseas Ltd.             --         100       (6,505)       (6,505)         --           --         (6,505)
                                                                                          --------     --------
                                                                                           154,534      (47,192)
                                                                                          ========     ========

a.   The  Company's  investments  are  adjusted  according  to its  interest  in stockholders' equity of its subsidiaries based on their financial statements prepared in accordance with accounting practices emanating from Brazilian corporate law, applied on a uniform basis.

b. The "Reserve for losses on subsidiaries' operations", under long-term liabilities, represents losses on operations of subsidiaries with negative equity.

c. On November 24, 2000, TVA Programadora Ltda. concluded the sale of the "Eurochannel" channel. This transaction generated a gain of R$13,316, recorded as nonoperating income.

d. In July 2000, the subsidiary TVA Inc. sold its subsidiary HBO Brasil Partners for US$43,000,000 (equivalent to R$76,316), payable in two installments, the first of US$20,000,000, received upon contract signature, and the second, of US$23,000,000, through promissory notes issued by the buyer and maturing in December 2002. The gain on this transaction amounted to R$72,680, recorded as nonoperating income. In September 2000, the aforementioned promissory notes were sold to Banco ABN for the net amount of US$22,144,000.

e. The accumulated balance in the "Reserve for losses on subsidiaries' operations" related to TVA Distribuidora S.A. includes a balance of R$14,022 referring to its interest in affiliated company Canbras TVA Cabo Ltda. as of December 31, 2000 (R$8,468 in 1999); the provision for the year ended December 31, 2000 amounted to R$5,554 (R$7,927 in 1999).

9. GOODWILL ON INVESTMENTS

The Company and its subsidiaries have recorded goodwill on investments, as follows:

                                         Consolidated
                                         ------------
  Subsidiaries and affiliates          2000        1999
  ---------------------------          ----        ----

Comercial Cabo TV Sao Paulo Ltda.      1,070      1,307
TVA Sistema de Televisao S.A.         12,032     14,706
Ype Radio e Televisao Ltda.            3,054      3,732
Canbras TVA Cabo Ltda.                    33         41
TVTel Ltda.                                1          1
TVA Communications Aruba N.V.          2,302      2,627
TCC TVA Cabo Ltda.                     1,514      1,756
CCS Camboriu Cable System
    de Telecomunicacoes Ltda.            180        214
TVA Sul Parana Ltda.                   2,922      3,462
                                      ------     ------
                                      23,108     27,846
                                      ======     ======


10. RELATED-PARTY TRANSACTIONS


The following table summarizes the transactions between the Company, its subsidiaries and affiliates during the year ended December 31, 2000:

                                                          Company
                                        -------------------------------------------------
                                                    Balance sheet accounts
                                        -------------------------------------------------
                                                                                Advance
                                                                               for future    Financial
                                          Loans        Loans      Accounts       capital      expenses,
  Subsidiaries and affiliates           receivable    payable    receivable     increase        net
  ---------------------------           ----------    -------    ----------     --------        ---
TVA Sistema de Televisao S.A.               --              8          704         --            --
Editora Abril S.A.                          --        272,949         --           --         (53,076)
Canbras TVA Cabo Ltda.                    11,459         --           --           --           1,191
Canbras Participacoes Ltda.                  311         --           --           --            --
TV Cabo Santa Branca Comercio Ltda.         --           --           --              2          --
TVA Communications Ltd.                    3,325            6         --           --            --
TVA Brasil Radioenlaces Ltda.             26,101         --           --           --            --
Abril S.A.                                22,451         --             75         --            --
TVA Overseas Ltd.                         51,354       23,748         --           --            --
TVA Channels Ltda.                          --           --             68         --            --
Comercial Cabo TV Sao Paulo Ltda.           --           --             20         --            --
Ype Radio e Televisao Ltda.                 --           --             58         --            --
TVA Distribuidora S.A.                      --           --             36      619,922          --
TVAPar S.A.                                 --           --             21         --            --
TVA Programadora Ltda.                      --           --             10       18,476          --
Rede Ajato Ltda.                            --           --           --         20,971          --
TVA Sistema de Televisao de
    Porto Alegre S.A.                       --           --            323         --            --
                                        --------     --------     --------     --------      --------
                                         115,001      296,711        1,315      659,371       (51,885)
                                        ========     ========     ========     ========      ========

                                                        Consolidated
                                       ---------------------------------------------
                                                    Balance sheet accounts
                                       ---------------------------------------------

                                                                            Advance
                                                                          for future
                                         Loans       Loans      Accounts   capital
  Subsidiaries and affiliates          receivable   payable    receivable  increase
  ---------------------------          ----------   -------    ----------  --------
Televisao Abril Ltda.                      --             9          45        --
Abril S.A.                               22,451        --             3        --
Televisao Show Time Ltda.                  --            93         151        --
Canbras TVA Cabo Ltda.                   11,521          13        --          --
Canbras Participacoes Ltda.                 311        --          --          --
TV West Entretenimento Ltda.               --          --            12        --
TV Cabo Santa Branca Comercio Ltda.        --          --          --             2
TVA Brasil Radioenlaces Ltda.            26,101        --            14        --
Editora Abril S.A.                         --       273,439          98        --
TVA Network Participacoes S.A.             --            19          30        --
                                        -------     -------     -------     -------
                                         60,384     273,573         353           2
                                        =======     =======     =======     =======


                                            Consolidated
                                  ------------------------------
                                    Financial         Sales and
  Subsidiaries and affiliates     expenses, net         costs
  ---------------------------     -------------         -----

Abril S.A                            (53,076)            5,403
Canbras TVA Cabo Ltda                  1,191              --
                                     -------           -------
                                     (51,885)            5,403
                                     =======           =======


Except for the loan to TVA Brasil Radioenlaces Ltda., which is not subject to interest, other loans with subsidiaries and affiliates are subject to market interest rates.

Related-party transactions for programing sales and costs and printing services were made at amounts and under terms usual in the market.

The Company and its subsidiaries have guarantees from the parent company Abril S.A., including letters of credit, in the amount of R$49,863.

11. PROPERTY AND EQUIPMENT

                                       Annual
                                    depreciation        Consolidated
                                      rates (%)      2000          1999
                                      ---------   -------       -------
Buildings                                 4         4,112         4,112
Machinery and equipment                  10        48,872        47,942
Decoders                                 10        97,369        80,497
Reception equipment                      20       114,678        93,175
Cable installations                      10       130,829       131,521
Furniture and fixtures                   10         2,361         2,261
Vehicles                                 20         3,559         3,484
Installations                            10         2,616         2,427
Telephone sets                           10         1,914         1,606
Leasehold improvements              20 - 44         4,871         4,441
EDP equipment                            10        13,767         9,327
Rights to use software                   20        25,883        12,615
Tools                                    50         1,115         1,047
                                                 --------      --------
                                                  451,946       394,455
Accumulated depreciation                         (158,987)     (113,739)
Allowance for equipment losses                    (10,580)         --
Telephone lines                                       932         1,208
Trademarks and patents                                230           241
Construction in progress                            1,919           998
Advances to suppliers                               1,510         1,032
Other                                                 703           703
                                                 --------      --------
                                                  287,673       284,898
                                                 ========      ========

As of December 30, 1999, TVA Sistema de Televisao S.A. revalued its operating assets, including coaxial cable and optical fiber for transmission, including connectors, terminals, derivation equipment and projects, totaling 3,124 kilometers of installed cables. As a result, R$36,418 was credited to a revaluation reserve in stockholders' equity. The subsidiary did not record the tax effects on this revaluation since it has tax losses not reflected in the accounting records, which are higher than the tax effects of the revaluation.

12. DEFERRED CHARGES

As of December 31, 2000 and 1999, deferred charges are represented by:

                                            Consolidated
                                            ------------
                                      2000                1999
                                      ----                ----
Cost of films                        22,593              22,593
Financial expenses                   94,526              94,526
Depreciation                          4,736               4,736
Other                                11,402              11,379
Accumulated amortization            (73,824)            (60,450)
                                    -------             -------
                                     59,433              72,784
                                    =======             =======

13. LOANS AND FINANCING

                                                   Consolidated
                                                   ------------
                                                Current   Long term
                                                -------   ---------
Financing in foreign currency - senior notes      1,120     93,902
Financing in foreign currency                    11,773      3,263
Sinking fund debt                                51,775       --
                                                 ------     ------
                                                 64,668     97,165
                                                 ======     ======

a. On November 26, 1996, the Company obtained funds in the international market in the amount of US$250 million, equivalent to R$488,850, at the exchange rate on December 31, 2000. The principal matures on November 26, 2004. Interest thereon is at 12.625% per year, plus exchange rate variation and is payable May 25 and November 25 of each year, having started on May 25, 1997. On July 28, 1999, the Company and its subsidiary TVA Communications Ltd (TVAICO), after approval of ANATEL (National Telecommunications Authority), concluded the sales agreement, dated May 18, 1999, related to the total interest in Galaxy Brasil Ltda., TVA Banda C Ltda., Galaxy Latin America L.L.C. and Surfin Ltd. These transactions generated a gain of R$338,948, recorded as nonoperating income in 1999. As part of the sales agreement involving these investments, on July 28, 1999, TVAICO made investments in the international market in the amount of US$131,201,000, equivalent to R$238,379, in senior notes issued by the Company. This investment was made at a discount of 35% from the face value of the notes, amounting to US$70,647,000, equivalent to R$118,408, recorded as nonoperating income in 1999. As a result of this transaction, of the US$250 million of senior notes originally issued, US$201,848,000 is held in treasury for future placement in the secondary market.

b. On February 3, 2000, the subsidiary TVA Overseas Ltd. issued securities in the international market named "sinking fund" in the amount of US$25,500,000, equivalent to R$49,863, which were acquired by financial institutions. These securities represented fractions of the promissory note received by the Company from Galaxy Latin America L.L.C. (see Note 7) and mature on August 6, 2001. Interest thereon is at 11.5% per year, plus exchange rate variation, and is payable semiannually, amounting to R$1,912 as of December 31, 2000.

Long-term financing matures as follows:

                 2000
                 ----
2002             3,263
2003              -
2004            93,902
                ------
                97,165
                ======


14. TAXES PAYABLE

The Company and its subsidiaries have accruals for the following amounts related to taxes payable:

                                                  Consolidated
                                                  ------------
                                               2000           1999
                                               ----           ----
COFINS (tax on revenue)                         1,105        19,792
ICMS (State VAT)                               37,595        23,420
PIS (tax on revenue)                            2,680         7,674
Other                                             881           527
                                            ---------     ---------
                                               42,261        51,413
Current portion                                (6,805)      (10,669)
                                            ---------     ---------
Long term                                      35,456        40,744
                                            =========     =========


As a result of the sales agreement for 100% of the interest in Galaxy Brasil Ltda. and TVA Banda C Ltda., the Company assumed liabilities as of the sale date, related to taxes, which were accrued and charged against the gain on sale of the investments in these companies. As of December 31, 2000, the balance relative to such taxes was R$15,844 (R$13,477 as of December 31, 1999).

The Company has escrow deposits amounting to R$13,058 which will be used to settle a portion of these liabilities.

15. TAX RECOVERY PROGRAM - REFIS

On April 5, 2000, the Company opted for the Government's Tax Recovery Program (REFIS), implemented by Decree No. 3,342 of January 25, 2000, later converted into Law No. 9,964 of April 10, 2000, and calculated the tax debts to be paid in installments as follows:

                              Restated                          Balance
                              principal      Amortization      12.31.00
                              ---------      ------------      --------
COFINS/PIS                     24,300           (2,521)          21,779
Income tax                      4,405             (147)           4,258
                              -------          -------          -------
                               28,705           (2,668)          26,037
                              =======          =======          =======

Current portion                                                  (3,870)
                                                                -------
Long-term portion                                                22,167
                                                                =======

The subsidiary TVA Sistemas de Televisao S.A. used its credits for tax losses and social contribution tax loss carryforwards amounting to R$15,207 for amortization of interest and fines.

As guarantee of the payment of the debts included in the program, the Company pledged property items as collateral.

In view of the straight-line characteristic of the financial charges on monthly installments due, the present value of the debts as of December 31, 2000 is R$22,430. This calculation was made based on the Company's revenue projections and considers restatement of the debt based on the Brazilian long-term interest rate (TJLP) (estimated at 9% per year). As a result, it is expected that the total debt will be repaid within approximately five years. The current monthly payment is approximately R$310.


16. RESERVE FOR CONTINGENCIES

                          Consolidated
                          ------------
                       2000           1999
                       ----           ----
Labor claims          4,968          4,325
Other                    12           --
                      -----          -----
                      4,980          4,325
                      =====          =====

The Company has contingencies referring principally to labor claims which are not accrued in the financial statements. Amounts for the accrued lawsuits are considered sufficient by management, based on several factors, including (but not limited to) legal counsels' opinion, the nature of the lawsuit and historical experience.

In management's opinion, all lawsuits were properly accrued and in the case of those for which no accrual was made, management believes that the chances of loss are remote.

For certain accrued lawsuits, the Company has escrow deposits amounting to R$2,906.

17. CAPITAL STOCK

The capital stock of the Company as of December 31, 2000 is represented by 226,338,285 registered common shares without par value.


18. FINANCIAL EXPENSES, NET

                                  Consolidated
                                  ------------
                               2000          1999
                               ----          ----
Financial expenses:
    Interest                 (70,978)      (83,680)
    Exchange variations      (19,724)     (185,669)
    Other                    (11,357)       (4,615)
                            --------      --------
                            (102,059)     (273,964)
                            --------      --------
Financial income:
    Interest                   6,617         5,071
    Exchange variations        9,876        51,064
    Other                      3,663         2,563
                            --------      --------
                              20,156        58,698
                            --------      --------
Financial expenses, net      (81,903)     (215,266)
                            ========      ========

19. INCOME TAX

As of December 31, 2000, the Company had tax loss carryforwards of R$210,964 and its subsidiaries and affiliates had R$360,029, as follows:

TVA Sistema de Televisao S.A.         290,192
TVA Sul Parana Ltda.                   36,313
Rede Ajato Ltda.                       19,019
Comercial Cabo TV Sao Paulo Ltda.         466
TVA Distribuidora S.A.                     37
TVA Channels Ltda.                     12,612
TVA Programadora Ltda.                  1,390
                                      -------
                                      360,029
                                      =======


20. NONOPERATING INCOME (EXPENSES)


                                                                  Company                Consolidated
                                                                  -------                ------------
                                                            2000           1999        2000         1999
                                                            ----           ----        ----         ----
Capital gain (loss):
    On sale of DTH                                          (765)      220,558          (765)      338,948
    On sale of ESPN do Brasil Ltda.                         --           5,729          --           5,729
    On sale of HBO Brasil Partners                          --            --          72,680          --
    On sale of Eurochannel films                            --            --          13,316          --
Write-off of investment in TV Filme Inc.                    --            --            --          (7,236)
Gain on repurchase of senior notes                          --            --            --         113,641
Advisory fees related to repurchase of senior notes         --         (15,321)         --         (14,210)
Provision for equipment loss                                --            --             (93)          208
Write-off of assets related to cancellations of
subscriptions                                               --            --          (4,886)      (19,306)
Write-off of decoders - Digisat operations                  --            --            --         (33,669)
Write-off of property items                                 --            --          (2,109)         --
Provision for decoder loss                                  --            --            (362)         --
Advisory fees                                             (2,300)         --          (3,334)         --
Other                                                       --            (776)       (1,343)       (1,279)
                                                        --------      --------      --------      --------
                                                          (3,065)      210,190        73,104       382,826
                                                        ========      ========      ========      ========


21. FINANCIAL INSTRUMENTS

The Company and its subsidiaries have transactions involving financial instruments as a hedge against fluctuations in international interest rates and in the valuation of certain financial assets.

Temporary cash investments are usually held for periods less than three months, and the agreed rates reflect normal market conditions as of December 31, 2000.

Note 13 includes detailed information on loans and financing. Securities issued in the international market are quoted at 90% of face value as of December 31, 2000, representing US$181,663,000, equivalent to R$355,224, for the securities held by TVAICO. As of December 31, 2000, these securities were recorded by this subsidiary at US$201,848,000, equivalent to R$394,694.

Except for the loans granted to an affiliate, TVA Brasil Radioenlaces Ltda., which are not subject to interest, other loans granted under agreements with subsidiaries and affiliates are subject to market interest rates.

The market values of other financial instruments for assets and liabilities as of December 31, 2000 do not differ from the amounts recorded in the financial statements.

Such operations are performed and controlled based on criteria periodically reviewed considering financial soundness, reliability and market profile of the entity with which they are conducted.

22. GUARANTEES

The Company has provided guarantees and letters of credit on behalf of its subsidiaries and affiliates in the amount of R$6,353.

23. INSURANCE

The policy of the Company and its subsidiaries and affiliates is to maintain insurance coverage for property and equipment and inventories in amounts considered sufficient to cover the risks involved. As of December 31, 2000, insurance coverage amounted to R$82,344 (consolidated).

24. PENSION PLAN

The Company and its subsidiaries are sponsors of the private pension entity, Abrilprev Sociedade de Previdencia Privada, the primary objective of which is to provide benefits to employees to supplement those provided by Government social security. The plan is optional to all employees of the sponsoring entities. Abrilprev is a defined contribution plan, and the principal actuarial method used to determine contribution levels is the capitalization method. The plan costs, borne by both employees and the sponsoring entities, are actuarially determined on an annual basis as a fixed percentage of payroll of the sponsoring entities. Retirement benefits granted are based on employees' length of service, time of contribution to social security, minimum age, and termination of the employment relationship. In 2000, certain affiliates made contributions to Abrilprev amounting to R$512. The net asset position of Abrilprev as of December 31, 2000 is sufficient to cover vested and nonvested benefits.

25. ABRIL HEALTH CARE PLAN

Abril Health Care Plan has been in operation since February 1996. This plan was created to provide health care to employees, and their dependents, of Abril S.A., its subsidiaries and certain affiliated companies. Both, the companies forming part of the Abril Group and employees thereof contribute monthly to Associacao Abril de Beneficios, the entity responsible for the administration of the plan. In 2000, contributions made by certain affiliates amounted to R$1,837.

26. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with accounting principles generally accepted in the countries where these financial statements may be used.


                             * * * * * * * * * * * *